FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding the agreement adopted at the General Shareholders Meeting to increase dividend a 39%.

Press Release

Group Managing Division Of Communications	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 14 May 2008

Number of pages: 5

In 2007, the company achieved a record net income,

and in the first quarter of 2008 the highest quarterly results in its history

AGREED AT THE REPSOL YPF

SHAREHOLDERS MEETING A DIVIDEND

INCREASE OF 39%

•	At the proposal of Criteria Caixa Corp, the General Shareholders Meeting ratifies the appointments of Isidre Fainé and Juan María Nin as Board Members.

•	Net income increased 36.5% during the first quarter of 2008 reaching historical record of 1.212 billion euros.

•	The 2007 earnings per share increased by 2% in euros and nearly 14% in dollars.

•	The gross dividend grew by 39% reaching 1 euro per share.

•	Antonio Brufau highlighted the Repsol YPF share potential that has appreciated nearly 15% since the presentation of the Strategic Plan versus the Ibex’s less than 2%.

•	The new 2008-2012 Strategic Plan foresees the triplication of its results in four years.

•	Brufau explained to the shareholders the 10 key projects which will determine the organic growth and concentrate 60% of the company’s “core business” investments.

26- 2008 Annual General Shareholders Meeting

Press Release

Today, the Chairman & CEO of Repsol YPF chaired the company’s Annual Shareholders meeting, in which was agreed to distribute a total gross dividend of 1 euro per share for 2007, representing a 39% increase compared to the previous year.

During his intervention, the Repsol YPF Chairman & CEO reviewed the most important events of 2007, in which the company reached a record net income of 3.188 billion euros, achieved in a favorable “environment with complex operating conditions”.

This result was accompanied by a significant reduction in the net debt, situating Repsol YPF’s debt at 3.493 billion euros as of 31 December. This reduction of 903 million euros is especially significant when taking into account investments made during the year, and total dividend payouts in 2007.

Repsol YPF’s operative results for 2007 ascended to 5.808 billion euros. The Chairman & CEO highlighted the positive effect registered in the Refining and Marketing area, in which the results increased by 27% and reached 2.358 billion Euros. Exploration and Production registered a result of 2.968 billion and the Chemical and Gas and Electricity areas 231 and 516 million Euros, respectively.

Profitability for the shareholders

The results achieved in 2007 have permitted the Board of Directors to propose in the General Shareholders Meeting the payout of a gross dividend of 1 euro per share, representing a 39% increase with respect to the previous year. This increment corresponds to the shareholder sustained retribution growth policy, realized by the company’s current management team.

Antonio Brufau commented that the company’s new Strategic Plan looks deeply into this shareholder profitability policy, and that an important part of the net income will be destined to increase dividends.

2008-2012 Strategic Plan

During his speech to the shareholders, the Repsol YPF Chairman & CEO presented the 2008-2012 Strategic Plan in which the company’s major lines of growth for the next years are established.

26- 2008 Annual General Shareholders Meeting

Press Release

This new plan, described by Brufau as “the most ambitious and at the same time realistic ever to be carried out by the company”, foresees that in 2012 the group net income will have multiplied by 2.8; the EBITDA by 1.8; and operative results by 2.1. In addition, the relative weight of assets in Latin America will decrease by 31% and 55% of Repsol assets will be in OECD countries.

The 2008-2012 Strategic Plan establishes the groups’ new approach in which the Repsol (Upstream, Downstream and LNG) businesses constitute the “core business”; YPF becomes an operated shareholding, and Gas Natural SDG a non-operated shareholding. Of the total 32.8 billion Euros of investments foreseen in the Strategic Plan, 21.3 billion correspond to Repsol’s “core business”; 7.8 billion to YPF; and 3.7 billion to Gas Natural SDG.

Brufau continued to explain the 10 “key” projects which will determine the company’s organic growth during the coming years, and will concentrate 60% of the company’s “core business” investments through 2012 (12.3 billion Euros).

Three of these projects with a total investment of 4.8 billion euros, will be developed in the downstream area of the Iberian Peninsula (refining, marketing and chemicals): the expansion of the Cartagena refinery in Murcia, the new Coker at the Muskiz refinery in Bilbao, and the expansion of the petrochemical refinery in Sines, Portugal.

In the upstream area (exploration and production), Repsol will be developing five of the key expansion projects: the Shenzi and Genghis Khan mega fields in the deep waters of the United States (in the Gulf of Mexico); the Carioca discovery in the deep waters of Brazil; the I/R field in the prolific Murzuq basin in Libya; the Reggane block in Algeria, and block 39 in Peru.

In the Liquefied Natural Gas (LNG) business, where Repsol maintains an important international presence and competitive advantage in the Atlantic Basin, are developing two key growth projects: Peru LNG (in Camisea) and the Canaport Regasification terminal (in Canada).

Record quarterly results, after presenting the new Strategic Plan

In the first quarter of 2008, Repsol YPF achieved a net income of 1.212 billion euros, representing an increase of 36.5% over the previous year—the highest quarterly result ever registered by the company.

In this same quarter Repsol YPF group’s operating results reached 1.606 billion euros. It is especially important to remark that the whole of the integrated core businesses of Repsol, as well as YPF and Gas Natural, registered significant increases in their results.

26- 2008 Annual General Shareholders Meeting

Press Release

Incorporation of an Argentinean industrial partner for YPF

Last 21 December 2007, Repsol reached the initial agreement with the Argentinean group Petersen for the sale of 14.9% of YPF for 2.235 billion dollars. This agreement was finalized on 21 February 2008, and includes a provision that the Petersen group may increase its participation in YPF to 25%, by means of a call option of an additional 10.1%.

This transaction, which valued YPF at 15 billion U.S. dollars, plays a key role in the 2008-2012 Strategic Plan, contributing significantly to a greater diversification of the Repsol share portfolio, and impelling the company’s organic growth.

During his presentation, Antonio Brufau highlighted the YPF strategic objectives to take advantage of growth opportunities in the energy market; concentrating on a significant increase in their financial results, a proactive management in the production decline, and to accelerate the integration of reserves above the historical rhythm.

Board Members

The Repsol YPF Shareholders Meeting ratified the appointment of Isidro Fainé y Juan María Nin as Institutional Outside Directors nominated by Criteria Caixa Corp.

Isidro Fainé is Vice Chairman of the Board and Member of the Delegate Committee, and Juan María Nin is Member of the Nomination and Compensation Committee, and the Strategy, Investments and Corporate Social Responsibility Committee.

Corporate responsibility and transparency

During his speech to the shareholders, Antonio Brufau highlighted the fact that Repsol is positioned amongst the most internationally recognized companies within the oil sector, relating to social responsibility.

“We understand – pointed out Brufau – that in the XXI century, companies should not only be orientated by generating value for their shareholders, but also for their “stakeholders”, that is to say, the interest groups that globally represent society.”

The Repsol YPF Chairman & CEO also mentioned the setting in motion of the Corporate Responsibility Master Plan and the acceptance on behalf of the Board of Directors responsibilities related with this matter, affirming the support by corporate company policies in the Social Responsibility area.

26- 2008 Annual General Shareholders Meeting

Press Release

In addition, Antonio Brufau referred to the important accomplishments reached in 2007 by Repsol YPF in transparency and sustainability. As such, Repsol YPF is recognised as the best oil company in Europe, in reference to corporate social responsibility, according to the 2007 Good Company Ranking report. This report, which published its results during the World Economic Forum in Davos, evaluates the CRS of the 120 major European firms.

Additionally, for the second consecutive year, Repsol YPF remains in the selective global indexes, Dow Jones Sustainability World and Dow Jones Sustainability STOXX, maintaining the previous year’s maximum ranking in transparency and human capital development, whilst reaching a new maximum rank in community social impact. The total company ranking is “Best in Class” in the social dimension sector, achieving the highest punctuation in the oil sector for client relations.

On the other hand, Antonio Brufau was prized with the “Premio AEMEC a la Transparencia” awarded by the Spanish Association of Minority Shareholders (AEMEC), whom values the leadership in transparency with varied groups, in particular minority shareholders.

Furthermore, the web ranking elaborated by the prestigious Swedish financial communication consulting firm, Hallvarsson&Halvarsson published by the Financial Times, recognised Repsol as the first European energy company for its transparency and best practices in its corporate web contents and second in European global capitalization.

26- 2008 Annual General Shareholders Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 14th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer